Health Canada Santé Canada

Address Locator 0300A
Ottawa ON K1A 0K9

10-MM0395

August 3, 2018

Acreage Pharms Ltd.
[redacted]
Peers AB [redacted]

Subject: Amendment to a Producer's Licence issued under the *Access to Cannabis for Medical Purposes Regulations* (ACMPR)

Dear [redacted]

We have completed the review of your amendment application, received on July 10, 2018, as well as the supporting documentation provided to date in which you have requested to add the production of bottled cannabis oil, cannabis resin, and relevant activities to your licence.

Please find enclosed the amended licence issued under the ACMPR for Acreage Pharms Ltd. in which the requested substance and activities have been added to your licence. This licence is effective as of August 3, 2018 and valid until March 27, 2020. It authorizes your organization to conduct the activities specified on your licence with marihuana for medical purposes, only for the site specified on the licence and in accordance with the conditions set out in your licence.

We wish to remind you that, as per section 50 of the ACMPR, you are required to provide, within 30 days of the issuance of this licence, a written notice to a senior official of the local government, the local fire authority, and the local police force or the Royal Canadian Mounted Police detachment responsible for providing policing services to the area where the site is located. The notice must contain the name of the licensed producer and the address of the site, and confirm that a licence has been issued.

If you still have in your possession the previous original licence issued to your company, please ensure to return us this document upon receipt of this amended licence. Note that the submission of the original licence is required for any licence amendment under paragraph 39(1)(c) of the ACMPR.

If you have any further questions, please do not hesitate to contact us by email at ACMPR-RACFM@hc-sc.gc.ca

Sincerely,

Joanne Garrah
Director, Licensing & Security Division/ Directrice,
Division des licences et de la sécurité
Health Canada / Santé Canada

Enc.: Amended Producer's Licence